Givaudan

Givaudan SA: Annual General Meeting 2010

The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place on 25 March 2010. It was attended by 256 shareholders or proxies, representing 3'011'405 shares (32.61% of a total of 9'233'586 registered shares).

The Annual General Meeting approved the annual report and annual accounts for 2009 and discharged the members of the Board of Directors.

Furthermore, the Annual General Meeting approved an ordinary dividend of CHF 20.60 per share.

It also approved the creation of authorised capital for a maximum nominal value of CHF 10,000,000 limited to 26 March 2012.

The replacement of article 2 and 4 of the articles of incorporation, as well as a new paragraph 8 of article 5 were approved to reflect new federal and cantonal laws.

The Annual General Meeting elected Mrs Irina du Bois as a new director to replace Mr Dietrich Fuhrmann and re-elected Mr Peter Kappeler, both for a term of three years.

Deloitte SA was re-elected as auditors for the financial year 2010

For further information please contact:

Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

